EXHIBIT 99.1

EDAP Closes $9.3 Million Registered Direct Offering

Positions Company to Advance on Preparing U.S. Operations in Connection with FDA Advisory Committee Meeting and PMA process

LYON, France, June 3, 2014 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, today announced the closing on June 2, 2014 of a $9.3 million registered direct offering of ordinary shares in the form of American Depositary Shares ("ADSs"), at a price of $3.11 per share, with no warrants. The Company intends to use a portion of the net proceeds to advance preparatory activities in connection with the Ablatherm-HIFU PMA process and the upcoming U.S. Food and Drug Administration (FDA) Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee scheduled for July 30, 2014. The Company also intends to utilize the net proceeds to invest significantly in the expansion of its U.S. operations in preparation for the potential approval of its Ablatherm-HIFU.

Marc Oczachowski, Chief Executive Officer, commented, "This offering provides EDAP with the necessary capital to effectively prepare for the recently confirmed panel meeting on July 30, 2014. In addition, it positions EDAP to continue developing and adapting its operations in the U.S. to execute on our long-term growth strategy."

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent for the transaction and Northland Capital Markets acted as Financial Advisor.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment., Ablatherm-HIFU is approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         David Burke
         The Ruth Group
         646-536-7009
         dburke@theruthgroup